EXHIBIT 3.2

Amendment to Amended and Restated By-Laws, Effective November 7, 2007

1.	Article III, Section 2 of the Company’s Amended and Restated By-Laws was amended to read in its entirety as follows:

“Section 2.   Number, Qualification and Tenure.  The Board of Directors shall consist of thirteen (13) members.  However, the number of Directors may not be increased above, but may be decreased below, that number from time to time by resolution of the Board of Directors.  The Directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3 of this Article, and each Director elected shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.  Directors need not be residents of the State of Delaware or stockholders of the Corporation.”

2.	Article III, Section 2 of the Company’s Amended and Restated By-Laws, which was replaced and superseded pursuant to the amendment referenced in Item 1 above, read prior to such amendment as follows:

“Section 2.   Number, Qualification and Tenure.  The Board of Directors shall consist  of  eleven  (11)  members.  However,  the  number of  Directors  may be increased  or  decreased  from  time to  time  by  resolution  of the  Board  of Directors, subject to the Certificate of Incorporation.  The Directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3 of this  Article,  and each  Director  elected  shall  hold  office until his successor is elected and qualified or until his earlier  resignation or removal.  Directors need not be residents of the State of Delaware or  stockholders of the Corporation.”